FORM 10-C

     Securities and Exchange Commission
     Washington, DC  20549

     Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

     EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: Niagara Corporation ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 667 Madison Avenue,
                                              New York, NY
     ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  212-317-1000

     I.  Change in Number of Shares Outstanding
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.  Title of security  common stock, par value $.001 per share
     2.  Number of shares outstanding before the change  3,668,750
     3.  Number of shares outstanding after the change  3,954,465
     4.  Effective date of change  April 18, 1997
     5. Method of change issuance of shares pursuant to a private placement
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
     Give brief description of transaction issuance and sale of 285,715 shares of common stock to several institutional accredited investors


     II. Change in Name of Issuer

     1.  Name prior to change _____________________________________________
     2.  Name after change ________________________________________________
     3.  Effective date of charter amendment changing name ________________
     4.  Date of shareholder approval of change, if required ______________


     April 18, 1997     /s/ Michael J. Scharf     President and Chief
                                                  Executive Officer
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     DATE                    OFFICER'S SIGNATURE AND TITLE


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